UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 1-1183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The PepsiCo Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PepsiCo, Inc.

700 Anderson Hill Road

Purchase, New York 10577

THE PEPSICO SAVINGS PLAN

December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of The PepsiCo Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The PepsiCo Savings Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The PepsiCo Savings Plan as of December 31, 2011 and 2010 and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i–schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York

June 22, 2012

THE PEPSICO SAVINGS PLAN

Statements of Net Assets Available for Benefits

as of December 31, 2011 and 2010

(dollars in thousands)

	2011	2010
Assets
Investments at fair value:
Plan interest in the PepsiCo, Inc. Defined Contribution Plans Master Trust	$4,825,657	$3,885,294

Receivables:
Participant loans	192,333	110,584
Participant contributions	4,035	538
Employer contributions	11,727	6,662

Total receivables	208,095	117,784

Net assets reflecting all investments at fair value	5,033,752	4,003,078
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(33,841)	(22,235)

Net Assets Available for Benefits	$4,999,911	$3,980,843

See accompanying notes to financial statements.

THE PEPSICO SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

for the year ended December 31, 2011

(dollars in thousands)

Changes to Net Assets
Income:
Investment income from the PepsiCo, Inc. Defined Contribution Plans Master Trust	$ 18,299
Interest from participant loans	5,392

Total income	23,691

Contributions:
Participants	218,470
Employer	106,987

Total contributions	325,457

Other activities:
Distributions to participants	(307,634)
Dividends paid to participants	(1,136)
Administrative expenses	(723)

Total deductions related to other activities	(309,493)

Net increase in net assets before transfers	39,655
Net transfers from other plan	979,413
Net Increase in Net Assets	1,019,068
Net Assets Available for Benefits at Beginning of Year	3,980,843

Net Assets Available for Benefits at End of Year	$4,999,911

See accompanying notes to financial statements.

THE PEPSICO SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Note 1 – Description of the Plan

The following brief description of The PepsiCo Savings Plan (the Plan), formerly The PepsiCo 401(k) Plan for Salaried Employees, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

In general, the Plan provides a program under which eligible salaried and certain hourly employees (eligible employees) of PepsiCo, Inc. and certain of its affiliates (the Company) may accumulate funds on a pre-tax basis for long-term retirement savings. All eligible employees who are paid in U.S. dollars from a U.S. payroll and classified as full time, and certain other employees, as defined in the Plan document, are immediately eligible on their first day of service. Part-time eligible employees who are paid in U.S. dollars from a U.S. payroll who have completed 1,000 hours of service during a 12-month period are eligible to participate in the Plan. Certain employees who are part of a collective bargaining unit and certain other employees as defined in the Plan document are not eligible to participate in the Plan. The Plan is a defined contribution plan with a cash or deferred arrangement and is intended to satisfy the qualification requirements under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the Code). The Plan has an employee stock ownership plan (ESOP) component within its PepsiCo Common Stock Fund and PepsiCo ESOP Preferred Stock Fund. The participant-directed accounts under the Plan are intended to meet the requirements of Section 404(c) of the Employee Retirement Income Security Act of 1974, as amended (ERISA). In addition, the Plan is subject to the provisions of ERISA.

The Company maintains sponsorship of the Plan and has established the PepsiCo Investment Committee to oversee the Plan’s investment structure. Overall responsibility for administering the Plan rests with the PepsiCo Administration Committee (the Plan Administrator). Fidelity Management Trust Company is the trustee for the Plan and Fidelity Workplace Services, LLC is the recordkeeper for the Plan.

Contributions

Each year, participants are allowed to contribute up to 50% of their earnings, in whole percentage increments. However, the Code limits contributions by highly compensated participants. Under the Code, the maximum allowable pre-tax contribution for participants during 2011 was $16,500. Participants may contribute to the Plan any portion of lump-sum distributions received from other qualified plans when the contributions qualify as a tax-free rollover.

Participants who are expected to reach or are over the age of 50 during the Plan year and are making the maximum contribution are eligible to make additional catch-up contributions. Under the Code, the maximum allowable catch-up contribution was $5,500 for 2011.

Participants may elect to have their contributions invested in one or more investment options. In general, participants may change their investment elections and transfer their investment amounts between funds on a daily basis, except for transfers from the stable value fund to the participant-directed brokerage account. Such transfers must be invested into another investment option for a 90-day waiting period. Initial transfers from other investment options to the participant-directed brokerage account must be at least $1,000. Contributions or transfers into the PepsiCo ESOP Preferred Stock Fund are not allowed.

THE PEPSICO SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

In general, the Company matches 50% of employee contributions up to 6% (8% for certain employees) of eligible pay based on years of service. Eligible employees who are paid in U.S. dollars from a U.S. payroll and are not actively accruing, or in a waiting period to actively accrue, benefits under a Company sponsored defined benefit pension plan are eligible for Company automatic retirement contributions (ARC). ARC contributions are up to 9% of eligible pay based on age and years of service. The ARC and matching Company contribution are invested in accordance with the employee’s deferral elections; however, ARC contributions may not be invested in the participant-directed brokerage option or the PepsiCo Common Stock Fund.

The Plan has an automatic enrollment program for full-time and, effective January 1, 2011, part-time new hires. Under the program, employees automatically make pre-tax contributions in the amount of 4% of earnings. Employees that are automatically enrolled have their contribution invested in a target date fund, based on their age. An employee may elect out of the program at any time, as well as make changes to (or maintain) the level of contribution and investment fund option.

Participant Accounts

Each participant account is credited with participant contributions, as well as allocations of the Company contributions, fund earnings or losses, and expenses. Earnings or losses and expenses are allocated based on average daily balances. Certain participant investment accounts are also charged with short-term trading and/or monthly investment service fees, depending on the participant’s investment election.

Vesting

Participants are immediately vested in their contributions and fund earnings or losses. In general, participants are fully vested in the Company’s contributions and associated fund earnings or losses after three years of service. During 2011, $2,042,887 was forfeited, of which $2,029,680 was used to reduce Company contributions. During 2010, $3,739,574 was forfeited and this amount along with prior accumulated forfeitures was used to reduce $5,556,130 of Company contributions. Any remaining amounts may be used to reduce future Company contributions or plan administrative expenses.

Participant Loans

In general, participants who have a vested balance of $2,000 or more in the Plan may borrow from the total of their investment accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (subject to certain offsets for prior loans) or 50 percent of their vested balance. At any time participants are allowed to have two loans outstanding. Loan terms range from one to five years for personal loans and up to 15 years for loans related to the purchase of a primary residence (up to 25 years for loans issued prior to 1999). Only one outstanding loan may have a term of more than 5 years. The loans are secured by the balance in the participant’s account and bear a fixed rate of interest at the prime lending rate plus one percent at the time the loans are issued. Loan repayments are made directly through payroll deductions and are applied to interest and then to principal according to a payment schedule. In addition, for loans taken on or after July 1, 2010, there is a one-time loan origination fee of $50. For loans taken prior to July 1, 2010, a one-time loan origination fee of $35 and a $3.75 quarterly maintenance fee is charged. There were 33,085 loans outstanding at December 31, 2011 with interest rates ranging from 3.3% to 9.5% with maturities through 2026. There were 18,191 loans outstanding at December 31, 2010 with interest rates ranging from 3.3% to 9.5% with maturities through 2025.

THE PEPSICO SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Distributions

In general, participants may elect to receive a distribution upon hardship, termination, disability, retirement or after the age of 59 1/2. Hardship distributions are allowed for purchasing a primary residence, financing the higher education of the participant, the participant’s spouse or dependent, paying unreimbursed medical bills or alleviating other financial hardships. Upon termination, disability or retirement, participants may elect to start receiving benefits or rollover their account balances into other qualified plans. If a participant dies, the total account balance will be paid to the designated beneficiary or to his or her estate. Under certain circumstances, participants may also elect to take in-service distributions of any after-tax contributions, rollover contributions and vested matching contributions.

If only a portion of the account is distributed, the remaining balance will continue to be adjusted for any contributions and investment earnings and losses as of each valuation date. Participants can elect to receive distributions in a lump sum or annual installments for a period no longer than the participant’s life expectancy. However, distributions of $5,000 or less must be made in a lump sum. If the account balance is greater than $1,000 and less than or equal to $5,000, and if a distribution election is not made within the required timeframe, that account will be rolled over into a Fidelity Rollover IRA and invested in the Fidelity Cash Reserves fund. If a distribution election is not made within the required timeframe for an account balance of $1,000 or less, the account will be distributed automatically.

Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan in accordance with ERISA and the Code. In the event that the Plan is terminated, the Plan Administrator can direct that all accounts be distributed to the participant or continued in trust for his or her benefit.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared under the accrual basis of accounting. The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, additions to net assets, deductions from net assets and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Fully benefit-responsive investment contracts are included in the financial statements at fair value as reported to the Plan by the investment manager, and are then adjusted to contract value in determining net assets available for benefits.

Refer to Note 3 for disclosures about contract value and Note 4 for disclosures about fair value measurements.

Tabular dollars are in thousands. Certain reclassifications were made to prior year’s amounts to conform to the 2011 presentation.

THE PEPSICO SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Investment Valuation and Income Recognition

The Plan retains an interest in the PepsiCo, Inc. Defined Contribution Plans Master Trust (PepsiCo Master Trust) which holds investments in various securities, funds and fully benefit-responsive investment contracts. These investments are valued at fair value.

Refer to Note 4 for disclosures about fair value measurements.

Purchases and sales of securities are recognized on the trade date. Interest income is recorded as earned and dividend income is recorded as of the ex-dividend date.

Participant Loans Receivable

Participant loans receivable are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions to participants.

Payment of Benefits

The Plan accounts for participant distributions when paid.

Subsequent Events

Effective January 28, 2012, salaried employees who are actively accruing benefits, or in a waiting period to actively accrue benefits under a Company sponsored defined benefit pension plan, are no longer eligible for Company matching contributions.

Effective April 1, 2012, a Roth 401(k) feature was added to the Plan, which allows participants to make after-tax contributions into their plan account.

The Plan has evaluated subsequent events through the date the financial statements were issued.

Note 3 – PepsiCo Master Trust

Plan Interest

The Plan’s investments are combined with the investments of The PepsiCo 401(k) Plan for Hourly Employees (Hourly Plan) in the PepsiCo Master Trust to maximize administrative efficiencies. Each participating plan has an interest in the PepsiCo Master Trust. Investment income, investment management fees and other direct expenses relating to the PepsiCo Master Trust are allocated to the individual plans based upon the average daily balances. A separate account is maintained reflecting the equitable share of each plan’s participation in each investment within the PepsiCo Master Trust. The Plan’s interest in the PepsiCo Master Trust was 86% and 71% at December 31, 2011 and 2010, respectively.

Refer to Note 5 for disclosures about plan transfers.

THE PEPSICO SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

The PepsiCo Master Trust net assets and net investment income are detailed below by asset category. Individual investments within each category representing approximately 5% or more of the total net assets are shown separately.

	December 31, 2011	December 31, 2010
Investments, at fair value:
Cash and cash equivalents*	$ 87,965	$ 75,718
PepsiCo common stock	1,157,330	1,183,303
PepsiCo preferred stock	68,043	73,805
Common and preferred stock**	102,228	103,604
Core fixed income mutual fund	281,055	272,859
Other mutual funds*	319,399	597,493
Government securities**	427	460
Corporate bonds**	835	749
Stable value fund	897,862	861,059
Large cap equity commingled trust fund	707,350	717,719
Medium cap equity commingled trust fund	273,035	295,656
Other commingled trust funds	1,672,655	1,312,818
Other investments**	1,584	1,519

	5,569,768	5,496,762
Interest and dividends receivable	7,521	6,176
Net asset for unsettled investment activity	5,079	1,718

Net assets	$5,582,368	$5,504,656

* Includes participant-directed brokerage investments
** Participant-directed brokerage investments

	Year ended December 31, 2011
Investment income:
Net appreciation/(depreciation) in fair value investments:
PepsiCo common stock	$16,704
PepsiCo preferred stock	1,057
Common and preferred stock	(9,944)
Mutual funds	(43,178)
Government securities	49
Corporate bonds	(44)
Commingled trust funds	(39,882)
Other investments	238

	(75,000)
Interest and dividends	97,254

Net investment income	$22,254

THE PEPSICO SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Stable Value Fund

The PepsiCo Master Trust holds investments in the stable value fund, which consists of bond portfolios wrapped by fully benefit-responsive investment contracts. The majority of the portfolios are made up of government, corporate, mortgage-backed and asset-backed securities. The fully benefit-responsive investment contracts enable the fund to realize a specific known value for the assets if it needs to liquidate them for benefit payments.

The fully benefit-responsive investment contracts are issued by five investment grade financial institutions and serve to preserve the value of the fund’s investments by mitigating fluctuations in the market value of the associated bond portfolio. These investment contracts are fully benefit-responsive in that they allow for participant withdrawals at contract value for benefit-responsive requirements. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The contract value of these contracts was $857,720,921 as of December 31, 2011 and $828,465,924 as of December 31, 2010.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The average yield was 1.9% and 2.3% at December 31, 2011 and 2010, respectively. The average crediting interest rate was 3.4% and 3.5% at December 31, 2011 and 2010, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed by the investment manager on a quarterly basis for resetting.

Certain events, such as layoffs or early retirement incentives, may limit the ability of participants to access their investments at contract value. The likelihood of such events limiting the ability of the Plan to transact at contract value is not probable. Consistent with industry practice, a contract provider can terminate their contract with on average 30 days’ notice; however, the Plan’s contractual right for a wind-down period allows the contract to remain fully benefit-responsive to participants for on average a 2 to 3 year period.

Refer to Note 4 for disclosures about fair value measurements.

Note 4 – Fair Value Measurements

The guidance on fair value measurements defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant judgment.

THE PEPSICO SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

PepsiCo Master Trust assets measured at fair value as of December 31, 2011 and 2010 are categorized consistently by level in both years (or identified by * below), and are as follows:

	2011				2010
	Total	Level 1	Level 2	Level 3	Total
Assets
Equity securities:
PepsiCo common stock(a)	$1,157,330	$1,157,330	$ -	$ -	$1,183,303
PepsiCo preferred stock(b)	68,043	-	68,043	-	73,805
Participant-directed brokerage(a)	102,228	102,228	-	-	103,604
Fixed income securities:
Stable value fund(c)	897,862	-	897,862	-	861,059
Participant-directed brokerage(c)	1,262	-	1,262	-	1,209
Mutual funds:
U.S. equity(a)	233,056	233,056	-	-	241,179
International equity(a)*	-	-	-	-	269,275
Fixed income(a)	284,499	284,499	-	-	276,293
Participant-directed brokerage(a)	82,899	82,899	-	-	83,605
Commingled trust funds:
U.S. equity(c)	1,228,796	-	1,228,796	-	1,297,659
International equity(c)	243,444	-	243,444	-	-
Target date(c)	1,141,578	-	1,141,578	-	999,800
Fixed income(c)	39,222	-	39,222	-	28,734
Other:
Cash and cash equivalents	87,965	87,965	-	-	75,718
Participant-directed brokerage(d)	1,584	-	-	1,584	1,519

Total	$5,569,768	$1,947,977	$3,620,207	$1,584	$5,496,762

(a)	Based on quoted market prices in active markets.

(b)	Based primarily on the price of PepsiCo common stock into which the PepsiCo preferred stock is convertible.

(c)	Based on the fair value of the underlying investments using quoted prices in active markets.

(d)	Based on the net asset value per unit of the underlying investments as determined by the investment manager.

*	Level 1 in 2010.

Note 5 – Net Transfer from the Hourly Plan

In general, participants may transfer from the Hourly Plan to the Plan following a change in the employee’s role with the Company. In addition, effective January 1, 2011, Hourly Plan participants with annualized compensation of at least $50,000 in the prior year are automatically transferred to the Plan. In 2011, participant account transfers to the Plan totaled $979,413,156.

THE PEPSICO SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Note 6 – Administrative Expenses

In general, the Company pays most of the usual and reasonable direct expenses of the Plan and the Plan Administrator. Any direct expenses not borne by the Company are paid by the trustee out of the PepsiCo Master Trust.  If applicable, expenses related to short-term trading fees, monthly investment service fees and loan fees are charged to participants’ investment balances and are reflected in the value of their accounts.  Any other indirect expenses are reflected in the net asset value of the various funds.

Note 7 – Risks and Uncertainties

The Plan provides for investment options in various securities and funds which invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic changes, political unrest, regulatory changes and foreign currency risk. The Plan’s exposure to a concentration of credit risk is dependent upon the investments selected by participants. These risks and uncertainties could impact participants’ account balances and the amounts reported in the financial statements. Approximately 21% of the Plan’s net assets were invested in the common and preferred stock of the Company at both December 31, 2011 and 2010. The underlying value of the Company’s stock is impacted by the performance of the Company, the market’s evaluation of such performance and other factors.

Note 8 – Tax Status

The Internal Revenue Service (IRS) is conducting an audit of the Plan for the years 2006-2010. The Company voluntarily submitted information to the IRS identifying potential administrative errors within the Plan along with proposed corrections. The IRS and the Company are negotiating the terms of the audit closing agreement.

The Plan’s latest favorable determination letter, received from the IRS, is dated February 14, 2005. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes the Plan is designed and currently being operated in compliance with the applicable requirements of the Code.

Note 9 – Related Party Transactions

Certain Plan investments in the PepsiCo Master Trust are shares of mutual funds managed by an affiliate of Fidelity Management Trust Company, the trustee. Additionally, the PepsiCo Master Trust holds investments in shares of the Company’s common stock in the PepsiCo Common Stock Fund and the Company’s preferred stock in the PepsiCo ESOP Preferred Stock Fund. The value of the PepsiCo Master Trust investments in the Company’s common stock was $1,157,330,443 and $1,183,303,475 at December 31, 2011 and 2010, respectively. The value of the PepsiCo Master Trust investments in the Company’s preferred stock was $68,042,567 and $73,805,103 at December 31, 2011 and 2010, respectively. These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

THE PEPSICO SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Note 10 – Reconciliation of Financial Statements to Form 5500

The following are reconciliations of amounts reported in the financial statements to amounts reported on Form 5500 as of December 31, 2011 and 2010, and for the year ended December 31, 2011:

	December 31, 2011	December 31, 2010
Net assets available for benefits per the financial statements	$4,999,911	$3,980,843
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	33,841	22,235

Net assets available for benefits per Form 5500	$5,033,752	$4,003,078

	Year ended December 31, 2011
Net increase in net assets before transfers per the financial statements	$39,655
Adjustment from contract value to fair value for fully benefit-responsive investment contracts:
Current year	33,841
Prior year	(22,235)

Net income per Form 5500	$51,261

THE PEPSICO SAVINGS PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

as of December 31, 2011

(dollars in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
*Participant Loans	Participant loan fund (33,085 loans outstanding with interest rates ranging from 3.3% to 9.5% with maturities through 2026)	$-	$192,333

*Party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 22, 2012	THE PEPSICO SAVINGS PLAN

/s/ Marie T. Gallagher
Marie T. Gallagher
Senior Vice President and Controller and Executive Pension Officer

THE PEPSICO SAVINGS PLAN

December 31, 2011 and 2010

Index to Exhibit

23.1	KPMG Consent of Independent Registered Public Accounting Firm